UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Advanced Micro Devices, Inc.

File No. 1-7882 - CF#31666

   Advanced Micro Devices, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 17, 2009.

   Based on representations by Advanced Micro Devices, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.2   through November 10, 2029

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Vanessa A. Countryman
        Secretary